SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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FAX: (416) 777-4747
www.skadden.com

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RECEIVED
2008 JUL -1 A 8:30

[redacted]

08003477

June 26, 2008

Elliott Staffin, Esq.
Special Counsel
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
JUL 03 2008
THOMSON REUTERS

Dear Mr. Staffin:

Re: **Aeroplan Income Fund**
No. 82-~~35913~~ 35193
<u>Reorganization and Name Change</u>

We are United States counsel to Aeroplan Income Fund, an unincorporated open-ended trust established under the laws of Ontario (the "Fund"). The Fund has been converted into a corporation, under the name Groupe Aeroplan Inc. For your reference, I have enclosed a copy of the press release dated June 25, 2008 which announces the closing of the conversion and the name change.

If you have any questions or desire any additional information regarding these matters, please contact the undersigned at (416) 777-4700.

Very truly yours,

Michael Acedo

7/1

Attachment

cc: Mark Hounsell
Vice President and General Counsel
Groupe Aeroplan Inc.

Christopher Morgan
Skadden, Arps, Slate, Meagher & Flom LLP

RECEIVED
2008 JUL -1 A 8:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

News Release

GROUPE AEROPLAN

Groupe Aeroplan Inc. Completes Plan of Arrangement

Montreal, Quebec, June 25, 2008 – Groupe Aeroplan Inc. (TSX: AER) (the "Corporation") is pleased to announce that the plan of arrangement providing for the reorganization of Aeroplan Income Fund's (the "Fund") trust structure into a growth-oriented, dividend-paying global loyalty management public corporation named "Groupe Aeroplan Inc." has been completed, effective today.

"With our conversion to a corporation now completed, we will intensify our pursuit of becoming the global leader in loyalty management," said Rupert Duchesne, President and Chief Executive Officer. "We are well positioned with a strong management team who will continue to focus on maximizing revenue and profit growth and building long-term synergies with our existing operations, in addition to growing our asset base through international business development."

In order to receive their common shares of the Corporation, unitholders of the Fund must deposit with CIBC Mellon Trust Company a duly completed letter of transmittal together with the certificates representing their Fund units in accordance with the instructions contained in the letter of transmittal. Unitholders who hold their units through a broker or other intermediary do not need to submit a letter of transmittal and should contact their nominee to deposit their units.

The common shares of the Corporation will commence trading on the Toronto Stock Exchange under the symbol "AER" on June 27, 2008, at which time the units of the Fund will be delisted from the Toronto Stock Exchange. The Fund will apply to cease to be a reporting issuer in all provinces and territories of Canada in which it is a reporting issuer or the equivalent thereof.

Caution Concerning Forward-Looking Statements
Certain statements in this news release may contain forward-looking statements. Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business and its corporate structure. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, dependency on top accumulation partners, Air Canada or travel industry disruptions, reduction in activity, usage and accumulation of Aeroplan Miles, retail market or economic downturn, greater than expected redemptions for rewards, industry competition, supply and capacity costs, unfunded future redemption costs, changes to the Aeroplan and Nectar Programs, seasonal nature of the business, regulatory matters, VAT appeal and value and liquidity of the common shares, as well as the other factors identified throughout the Management Discussion & Analysis on file with the Canadian Securities regulatory authorities. The forward-looking statements contained in this discussion represent the Corporation's expectations as of June 25, 2008, and are subject to change after such date. However, the Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

.../2

About Groupe Aeroplan Inc.
Groupe Aeroplan Inc. is a leading international loyalty management corporation. Groupe Aeroplan owns the Aeroplan program, Canada's premier loyalty program and Nectar, the United Kingdom's leading coalition loyalty program. In the Gulf Region, Groupe Aeroplan owns 60 per cent of Rewards Management Middle East, the operator of Air Miles programs in the United Arab Emirates, Qatar and Bahrain. Groupe Aeroplan also operates Insight & Communication, a customer-driven insight and data analytics company offering worldwide services to retailers and their suppliers.

-30-

For more information, please contact:

Media
Michèle Meier
514-205-7028
michele.meier@aeroplan.com

JoAnne Hayes
416-352-3706
joanne.hayes@aeroplan.com

Analysts
Trish Moran
416-352-3728
trish.moran@aeroplan.com

END